Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi, Principia agree to develop

multiple sclerosis drug candidate

*	Clinical-stage oral drug candidate (PRN2246)

with the potential to treat multiple sclerosis

*	Principia to receive $40 million upfront payment,

future milestone payments could total $765 million

Paris, France and South San Francisco, Calif – November 9, 2017–Sanofi will develop Principia Biopharma Inc.’s experimental oral treatment that shows promise in multiple sclerosis (MS) and, potentially, other central nervous system (CNS) diseases.

Under the license agreement signed this week, Sanofi will develop Principia’s Bruton’s tyrosine kinase (BTK) inhibitor (PRN2246), which was designed to access the brain and spinal cord by crossing the blood-brain barrier and impact immune cell and brain cell signalling. PRN2246 is currently in clinical development.

“Our agreement with Principia is an example of Sanofi’s strategic commitment to build our drug discovery and development pipeline in MS and neurological diseases,” says Rita Balice-Gordon, PhD, Global Head of MS/Neuroscience Therapeutic Research Area at Sanofi. “Complementing our own internal R&D expertise, external relationships like this may accelerate delivery of new treatments to patients living with these serious diseases.”

“Sanofi is an ideal partner for PRN2246. The agreement allows Principia to maximize the BTK opportunity in neurology with a strong partner for PRN2246 while focusing internal resources on our lead BTK inhibitor in another therapeutic area,” said Martin Babler, Chief Executive Officer of Principia Biopharma. “PRN2246 is a blood brain barrier crossing, highly potent BTK inhibitor, that we believe is especially well suited for the treatment of MS and other neurological disorders.”

Sanofi to receive exclusive, worldwide license

Under the terms of the agreement, Principia will grant Sanofi an exclusive, worldwide license to develop and commercialize PRN2246. Sanofi will pay Principia a $40 million upfront payment, future milestone payments that could total $765 million and royalties on product sales. Principia has the option to co-fund Phase 3 development, in exchange for either increased royalties on worldwide product sales or a profit and loss sharing arrangement in the United States.

The transaction is expected to close in the fourth quarter of 2017, subject to customary regulatory approvals.

Sanofi is a leader in MS

Sanofi Genzyme, the specialty care global business unit of Sanofi, currently has two marketed MS medicines available around the world, and programs in research and development to address MS, potentially through neuroprotection and remyelination in addition to anti-inflammatory mechanisms. Sanofi is committed to discovering and developing new treatment options for people living with MS.

About Principia Biopharma

Principia Biopharma Inc., a private, clinical-stage biopharmaceutical company, has created a revolutionary new way to design and develop oral small molecule therapies that are more potent, selective, durable and safer than currently available drugs. The Company has utilized its proprietary Tailored Covalency™ technology to develop a portfolio of drug candidates that exhibit antibody-like specificity to benefit patients with autoimmune and inflammatory diseases and cancer. PRN1008, a reversible covalent BTK inhibitor, is currently being evaluated in a Phase 2 clinical trial in patients with pemphigus, an orphan autoimmune disease. PRN1371, a covalent FGFR1-4 inhibitor, is currently being evaluated in a Phase 1 clinical trial in cancer patients with various solid tumors. PRN2246, a low dose covalent BTK inhibitor which crosses the blood brain barrier, recently has initiated a Phase 1 clinical trial in healthy volunteers. For more information, please visit the Company’s website at www.principiabio.com.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Jack Cox Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Principia Media Contact: Kelly Boothe Pure Communications Tel: +1 (415) 946-1076 kboothe@purecommunications.com	Principia Investor Contact: Christopher Chai, Principia Tel: +1 (650) 416-7730

Sanofi Forward-Looking Statements

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